Manage Page

Artificial General Intelligence Inc

Artificial General Intelli... · Edit Learn More · Promote

Pages that have a shop get about 55% more Page visits.
This number is calculated as an average within a 28-day period.

Create Shop

Create Ad

How would you like to grow your business? See All

- Create New Ad — Make an ad using text, photos or videos to promote your business
- Boost a Post
- Ins

Automated Ads
Get personalized ads that adjust over time to help you get better results.

Free Facebook Business Tools

- **Sell Your Products** — Set up a shop on your Page to start selling products online
- **Add Appointment Bookings** — Display your services and availability so that people can book an...
- **Host Paid Online Events** — Create online events that people can pay to access.
- **Post a Job** — Find qualified candidates by posting job opportunities with your busine...

Show More

Insights

See All

Last 28 days : Jun 23 - Jul 20

Artificial General Intelligence Inc
Published by David Kelley · June 15

getting ready to launch our Wefunder (disclosers:https://help.wefunder.com/.../testing-the-waters-legal...) https://wefunder.com/agi.laboratory


About
UPLIFT.BIO

142 People Reached · 52 Engagements · Boost Post

You and 5 others · 27 Comments 2 Shares

Like · Comment · Share

Most Relevant

Comment as Artificial General Intelligence I...

Jiri Jelinek
"At the MIT Media Laboratory, .. the academic slogan 'publish or perish' has been recodified as 'demo or die' .. When we started the Media Lab, I kept telling people we must demo, demo, demo.. Forget technical papers and to a lesser extent theories. Le... See More
Like · Reply · Message · 4w

Most Relevant is selected, so some replies may have been filtered out.

> Author
> **Artificial General Intelligence Inc**
> Jiri Jelinek yep that is pretty true now days
> Like · Reply · Commented on by David Kelley · 4w · Edited

Most Relevant is selected, so some replies may have been filtered out.

Reply as Artificial General Intelligence

View 3 more comments

OTHER POSTS

Artificial General Intelligence Inc